NEWS RELEASE

Contact:	Chuck Provini
585-286-9180
Info@natcoresolar.com

Denzo Selects Site For 30 MW Solar Farm

Australian Firm, Natcore Technology To Finalize Heads of Agreement

Terrigal, NSW Australia — (October 18, 2016) — Denzo Group Australia has selected a 90 hectare site in the Wide Bay – Burnett Region of Queensland, Australia, as the location for a 30 MW large scale solar farm.

To be developed in partnership with Natcore Technology (TSX-V: NXT; OTCQB: NTCXF), the American solar R&D company, the site would be developed to a “shovel ready” stage with storage of 30% in three 10 MW modules.

In September 2013, Denzo and Natcore signed a Memorandum of Understanding, under which the companies started planning for Natcore Australia. Then in July 2014, they announced plans to form a joint venture that would produce solar cells and solar panels in Australia, with Australia as the headquarters for this activity. Official documentation for the current project will be finalised as a Heads of Agreement within 30 days.

Under terms of the Heads of Agreement, Denzo will coordinate the purchase of the land, all of the required approvals and the designation of the facility to be recognised as a solar power station as well as the connection to an approved substation to export the electricity to the grid.

Natcore is preparing equipment recommendations on a “best of breed” basis, i.e., they are putting forward items that would be selected from manufacturers in Germany, China and elsewhere around the world. Each piece of equipment would be the best in its category according to criteria agreed upon with Denzo (e.g., most efficient, cleanest operating, lowest cost). Natcore has recently entered into similar agreements in Belize and Vietnam.

Jointly Natcore and Denzo will develop a better than usual return on investment scenario over a 30 year tenure. Natcore and Denzo will participate in a portion of the power purchase agreement.

“Queensland is known to be an excellent environment for solar energy,” says Ken Mathews, Managing Director of Denzo. “The Queensland Government has released a plan to have a target of 50% Renewable Energy by 2030, hence the opportunity for high growth.”

“This project will place Natcore at the forefront of the Asia Pacific Area for Renewable Energy,” says Natcore President and CEO Chuck Provini. “Both parties look forward to the signing of the subject Heads of Agreement.”

Queensland is the second-largest and third-most-populous state in the Commonwealth of Australia. It is situated in the northeast of the country. Wide Bay–Burnett is a region of Queensland, located between 170 and 400 kilometers (105 and 250 miles) north of the state capital, Brisbane. The area’s population growth has exceeded the state average over the past 20 years, and it is forecast to grow to more than 430,000 by 2031.

About Denzo Group Australia

Denzo was started in Australia in 1965 as a private company with auto service stations and retail tire outlets. In 1982, the company was converted to Denzo Pty Limited, as Trustee for the Mathews No. 1 Family Trust. The company is headquartered in Terrigal, NSW.

Denzo Pty Limited has operated in Australia, Singapore, Thailand, Indonesia, China, South Korea and the United States. The company has been involved in alternative fuels (LNG, solar), import (cars, yachts) and export, manufacturing (gas meters, automotive plastics), and retail sales.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (30 granted and 35 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com.

# # # # #

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.